HYPOTHEKENBANK IN ESSEN AG

03 JAN 30 AM 7:21

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

03003411

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.co
E-Mail: info@essenhyp.co
Tel.: +49 (0) 2 01/81 35-0
Fax: +49 (0) 2 01/81 35-2 00

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CL	-485	21.01.03

SUPPL

File No. 824883 – Press release on Essen Hyp's annual accounts as of December 31, 2002

Dear Sir or Madam,

Please find enclosed Essen Hyp's press release on the bank's annual accounts as of December 31, 2002 (English and German version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG on the Annual Accounts as of December 31, 2002

Successful business year 2002

Despite the difficult overall economic situation, and in contrast to the banking sector as a whole, Hypothekenbank in Essen AG (Essen Hyp) can look back on a satisfactory business and earnings development in the financial year 2002. This is confirmed by the preliminary and unaudited figures of our annual accounts. With a slight increase in the balance sheet total to around €71bn (€69.6bn), a 4% increase in our operating result to €112m (€108.1m), a further improvement of our return on equity after tax to around 13.8% (13.5%) and an extremely low cost income ratio by sector standards of around 12.5% (13.8%), Essen Hyp was even able to surpass the already excellent 2001 business results.

Essen Hyp's earnings situation

Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, was particularly satisfied with the bank's earnings situation: "The operating result as of year-end 2002 came to around €112m, against €108.1m in 2001, an increase of nearly 4%." Thus, the ambitious internal targets for the business year 2002 were not only met, but even exceeded – despite the fact that Essen Hyp, too, had to cope with the difficult situation on the capital and real estate markets. The economic slowdown in Germany and the problems of the banking sector as a whole were reflected by the ratings awarded by the rating agencies: "The 'half-life period' of ratings has hardly ever been as short as it was in 2002," Mr. Schulte-Kemper explained. As a result, the banking sector in general, including Essen Hyp, had to cope with higher funding costs. In addition to this, and in line with the sector as a whole, increased risk provisioning weighed on Essen Hyp's business results. Provision for possible loan losses grew by

€16m to around €64m. This figure includes the amount of €22m which results from the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. In fact, however, these measures do not represent losses, given that the returned *Pfandbriefe* were exchanged by lower-coupon funding instruments which, in turn, led to an improvement of the bank's long-term earnings situation: "Having thoroughly analyzed our entire mortgage loan portfolio in terms of credit risk, we have allowed for an amount of around €33m as provision for possible loan losses in this segment, based upon conservative calculations," Mr. Schulte-Kemper reported.

Continuous upwards development of net interest income

According to Mr. Schulte-Kemper, the development of net interest income made a substantial contribution to the bank's positive earnings situation. "Our excellent business result is to a great extent due to the fact that net interest income grew by another €13m - or 7% - to around €196m, against €182.7m in 2001," Mr. Schulte-Kemper emphasized. He added that this development was, above all, driven by the expansion of Essen Hyp's mortgage lending activities, which generate stable interest income that is not affected by capital market developments.

Further reduction of general operating expenses

"We succeeded in further improving our already low cost income ratio from 13.8% to around 12.5%. This was achieved by the increase in net interest and commission income, combined with a slight decrease in general operating expenses," Mr. Schulte-Kemper reported, adding that the favorable ratio of general operating expenses and net interest and commission income is an excellent indicator of Essen Hyp's competitiveness. "Thanks to our efficiency and flexibility we are able to enter into business transactions that involve lower risks while complying with our requirements as

regards earnings." The defense and further strengthening of this competitive advantage is one of the key factors in the business philosophy of Essen Hyp's Board of Managing Directors.

Slight decrease in capital market transactions

As far as public-sector lending is concerned, new lending commitments totaled €14bn, against €17.8bn in 2001. Of this figure, loans to public-sector entities and institutions governed by public law accounted for €4bn while securities issued by other borrowers and eligible for cover totaled €10bn. In addition to this, the bank took onto its books securities issued by other borrowers not eligible for cover to the amount of €2.5bn, a decrease of €1.6bn compared to 2001. In total, new lending commitments thus came to around €16.5bn, against €21.9bn in the previous year. Mr. Schulte-Kemper explained that Essen Hyp deliberately scaled down its activities in its core business segment, public-sector lending, as increased funding costs led to a further decline in the already low margins. Consequently the bank preferred to employ its capital in the more profitable mortgage lending segment.

Further expansion of property financing activities

The bank's strategic reorientation, as decided by the Board of Managing Directors in 2000, i.e. a stronger focus on mortgage lending, progressed in 2002. The total volume of new lending commitments came to €1.6bn, against €1.4bn, with equal shares of commercial and residential properties.

"In particular, the expansion of our international property financing activities makes good progress, which reflects our internationally orientated business policy," Mr. Schulte-Kemper reported. The total volume of international commercial loans came to

€400m (€91m) in 2002. €320m, i.e. the majority of this figure, relates to the United Kingdom where Essen Hyp opened a Representative Office at the beginning of 2002. France and the United States each contributed €40m. Based on the development in the UK, the bank's expectations to expand its business activities in France and the United States are particularly high. While the Representative Office in Paris will be opened in the beginning of February 2003, the U.S. Representative Office is planned to take up its work in the course of the year. "We believe that we have used the additional scope that has been made available to us, following the amendment of the German Mortgage Bank Act (*HBG*), by expanding our international mortgage lending activities in a risk-sensitive and profit-orientated way," Mr. Schulte-Kemper explained.

Funding

In order to refinance its lending activities, Essen Hyp issued bonds totaling €21.2bn (€31.2bn) in 2002. The bank also made use of its Commercial Paper Program to meet its short-term funding requirements. Drawings under this program totaled €10.2bn (€9.9bn). "In view of the spread widenings in the Jumbo segment that are not justified due to the excellent *Pfandbrief* ratings, we have decided to issue small-volume *Pfandbriefe*, which are tailored to our investors' specific requirements," Mr. Schulte-Kemper reported. As a result, the bank's funding costs were clearly reduced. Essen Hyp plans to make further use of this funding instrument in 2003. The bank's efforts to place small-volume *Pfandbriefe* will be accompanied by more than 20 roadshow presentations in various German cities, plus a number of investor meetings all across Germany in January and February 2003. Essen Hyp's belief that public relations should not be seen as a 'necessary evil' but as an opportunity is underlined by the fact that the bank not only plans further roadshows all across Europe, in the United States and in Asia, but will also host the 3rd International Capital Market Conference in Essen from July 10-12, 2003. Against the background of the previous Capital Market Conferences, Essen Hyp hopes to welcome more than 300 participants from all across the world.

Future prospects

"The successful business performance in 2002, the bank's standing on the national and international capital markets, its strong position in the public-sector and mortgage lending business and its excellent cost structure form the basis for a successful business year 2003, at the end of which we hope to see a return on equity after tax of more than 14%," Mr. Schulte-Kemper explained.

However, the forecasts on future economic development are less optimistic. "The Board of Managing Directors of Essen Hyp expects the ECB to further reduce interest rates. However, these rate cuts will not result in a perceivable economic recovery in the euro area in the medium term. Against this background we forecast that interest rates in the euro area will maintain their low level over a longer period of time." This outlook by Mr. Schulte-Kemper marked the end of his report on Essen Hyp's preliminary business figures for the financial year 2002.

Pressemitteilung der Hypothekenbank in Essen AG zum Jahresabschluss per 31.12.2002

Erfolgreiches Geschäftsjahr 2002

Trotz des angespannten gesamtwirtschaftlichen Umfelds kann die Hypothekenbank in Essen AG (Essen Hyp) auf einen – gegen den allgemeinen Branchentrend – erfreulichen Geschäfts- und Ertragsverlauf im Geschäftsjahr 2002 zurückblicken. Die ersten, noch nicht testierten Zahlen des Jahresabschlusses belegen dies. Mit einer leicht gesteigerten Bilanzsumme von rd. € 71 Mrd. (€ 69,6 Mrd.), einem um ca. 4% erhöhten Betriebsergebnis von etwa € 112 Mio. (€ 108,1 Mio.), einem weiter verbesserten Return on Equity nach Steuern von rd. 13,8% (13,5%) und einer im Vergleich zu anderen Kreditinstituten extrem niedrigen Cost-Income-Ratio von ca. 12,5% (13,8%) wird das erfolgreiche Geschäftsjahr 2001 noch einmal übertroffen.

Ertragslage der Essen Hyp

Besonders zufrieden zeigte sich Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp, mit der Ertragslage der Bank: „Das Betriebsergebnis beläuft sich zum Jahresultimo auf ca. € 112 Mio. (€ 108,1 Mio.), was gleichbedeutend ist mit einer Steigerung um fast 4%." Dieses Ergebnis habe selbst die ambitionierte interne Planung für das Geschäftsjahr 2002 übertroffen, „... denn", so Schulte-Kemper, „auch wir hatten uns den schwierigen Rahmenbedingungen für das Kapitalmarkt- und Immobilienfinanzierungsgeschäft zu stellen." Die Konjunkturentwicklung in Deutschland und Euroland und damit einhergehend die schwierige Lage der Bankenbranche habe sich auch in den Bewertungen durch die Ratingagenturen widergespiegelt. „Die Halbwertzeit eines Ratings war selten so kurz wie im vergangenen Jahr", so Schulte-Kemper. Dies habe zu höheren Refinanzierungskosten im Bankenbereich geführt, von denen auch die Essen Hyp nicht verschont worden sei. Daneben haben, wie in der gesamten Branche, Maßnahmen zur Risikovorsorge auch das Ergebnis der Essen Hyp belastet. Per Saldo wurde der Vorsor-

gebetrag gegenüber dem Vorjahr um ca. € 16 Mio. auf ca. € 64 Mio. erhöht, wobei in diesem Betrag rd. € 22 Mio. enthalten sind, die durch die Rückgabe höher verzinslicher eigener Pfandbriefe zu Kursen über pari an den Treuhänder der Bank entstanden sind. Dies sind de facto keine Verluste, denn die zurückgegebene Refinanzierung wurde durch eine Refinanzierung mit niedrigeren Zinssätzen ersetzt und damit die Ertragslage der Essen Hyp in der Zukunft verbessert. „Nachdem wir unseren Gesamtbestand an Hypothekarkrediten intensiv auf Kreditrisiken untersucht haben", erläutert Schulte-Kemper weiter, „haben wir unter Anlegung vorsichtiger kaufmännischer Maßstäbe einen Betrag von ca. € 33 Mio. als Risikovorsorge dafür eingestellt."

Konstant positive Entwicklung des Zinsüberschusses

Dass die Essen Hyp ein deutliches Plus im Ertrag ausweisen kann, hängt laut Schulte-Kemper maßgeblich mit der Entwicklung des Zinsüberschusses zusammen. „Wir haben die Basis für dieses hervorragende Ergebnis mit dem gegenüber dem Vorjahr (€ 182,7 Mio.) nochmals um rd. € 13 Mio. oder plus 7% erhöhten Zinsüberschuss von ca. € 196 Mio. gelegt." Laut Schulte-Kemper hat sich hier vor allem der Aufbau des Hypothekenbestandes mit stabilen, von den Entwicklungen des Kapitalmarktes unbeeinflussten Zinserträgen niedergeschlagen.

Verwaltungsaufwendungen nochmals reduziert

„Unsere bislang schon sehr niedrige Cost-Income Ratio konnten wir von 13,8% auf ca. 12,5% verbessern, weil", so Schulte-Kemper, „sich der Zins- und Provisionsüberschuss im Jahresvergleich erhöht hat und die Verwaltungsaufwendungen hingegen sogar leicht reduziert werden konnten." Die günstige Relation der Verwaltungsaufwendungen zum Zins- und Provisionsüberschuss ist laut Schulte-Kemper ein hervorragender Indikator für die Wettbewerbsfähigkeit der Essen Hyp. „Wir arbeiten effizient und flexibel. Damit sind wir in der Lage, weniger risikobehaftetes und Geschäft in die Bücher zu nehmen, welches dennoch einen vorgegebenen Ertragsbeitrag erfüllt." Sich diesen Wettbewerbs-

vorteil zu erhalten und auszubauen sei erklärte Philosophie des Vorstands der Essen Hyp.

Kapitalmarktgeschäft etwas rückläufig

Im Segment des Staatskreditgeschäfts belief sich das Zusagevolumen auf rd. € 14 Mrd.(€ 17,8 Mrd.). Dieses Volumen teile sich in ca. € 4 Mrd. für Darlehen an öffentliche bzw. öffentlich-rechtliche Adressen und rd. € 10 Mrd. für deckungsfähige fremde Wertpapiere auf. Nicht deckungsfähige fremde Wertpapiere wurden mit einem Volumen von ca. € 2,5 Mrd. in den Bestand genommen, damit rd. € 1,6 Mrd. weniger als im Vorjahr. Das gesamte Neugeschäft erreichte in etwa € 16,5 Mrd. (€ 21,9 Mrd.). „Wir haben uns", so Schulte-Kemper, „in unserer Kernkompetenz, dem Staatskredit, bewusst etwas zurückgehalten, weil die erhöhten Refinanzierungskosten die ohnehin schmalen Margen in diesem Geschäftsfeld nochmals verschlechtert haben und wir das Eigenkapital vermehrt zugunsten des margenreicheren Hypothekengeschäfts eingesetzt haben."

Immobilienfinanzierungen weiter ausgebaut

Der vom Vorstand im Jahr 2000 beschlossene Strategiewechsel mit der Intensivierung des Hypothekengeschäfts konnte auch 2002 umgesetzt und damit gefestigt werden. Insgesamt konnte ein Neugeschäft von rd. € 1,6 Mrd. (€ 1,4 Mrd.) abgeschlossen werden, das sich zur Hälfte aus gewerblichen und aus wohnwirtschaftlichen Beleihungen zusammen setzt.

„Insbesondere die Expansion des ausländischen Hypothekengeschäfts schreitet erfolgreich voran und unterstreicht damit die international ausgelegte Geschäftspolitik der Bank", wie Schulte-Kemper anfügte. 2002 ist in diesem Geschäftssegment ein Volumen von rd. € 400 Mio. (€ 91 Mio.) gewerblichen Immobilienkrediten abgeschlossen worden. Der Großteil der Darlehen wurde mit € 320 Mio. in Großbritannien herausgelegt. Hier hat die Bank Anfang des Jahres 2002 eine Repräsentanz eröffnet. Auf Frankreich und auf die USA entfielen jeweils rd. € 40 Mio. Entsprechend hoch sind die Erwartun-

gen an die Repräsentanz in Paris, die Anfang Februar 2003 eröffnet wird, sowie an die in den USA, die geschäftlichen Tätigkeiten in diesen Ländern ausbauen zu können. Die Repräsentanz in den USA nimmt im Laufe diesen Jahres ihre Tätigkeit auf. „Wir sind der Meinung, die Möglichkeiten der Internationalisierung unseres Hypothekengeschäfts mit der Novellierung des HBG risiko- und ertragsbewusst bestens genutzt zu haben", ergänzt Schulte-Kemper.

Refinanzierung

Zur Refinanzierung des Aktivgeschäfts hat die Bank Wertpapiere mit einem Volumen von € 21,2 Mrd. (€ 31,2 Mrd.) emittiert. Zur kurzfristigen Mittelbeschaffung bediente sich die Bank auch des Commercial Paper Program, das im Jahresverlauf ein Abschlussvolumen von € 10,2 Mrd. (€ 9,9 Mrd.) erreicht hat. „Wir haben in Anbetracht der aufgrund der erstklassigen Pfandbrief-Ratings nicht gerechtfertigten Spreadausweitung im Jumbosegment die Refinanzierung durch kleinvolumigere Pfandbriefemissionen bevorzugt", ergänzt Schulte-Kemper, „die wir den Investoreninteressen entsprechend maßgeschneidert strukturieren können." Dadurch konnten die Refinanzierungskosten der Bank bereits spürbar gesenkt werden. Die Bank plant, diese Refinanzierungsquelle auch 2003 zu nutzen und die Platzierungsbemühungen mit über 20 Präsentationen in diversen nationalen Großstädten und Ballungszentren und weiteren zahlreichen Investorengesprächen in Deutschland im Zeitraum Januar bis Februar 2003 zu unterstützen. Dass die Bank Investor Relations nicht als notwendiges Übel, sondern als Pflicht und Kür ansieht, dafür stehen weitere für 2003 geplante europäische Roadshows, Präsentationen in den USA und Asien sowie die vom 10. bis 12. Juli 2003 terminierte 3. Internationale Kapitalmarktkonferenz, zu der die Essen Hyp, entsprechend den Vorjahreskonferenzen, wieder weit über 300 Teilnehmer aus der ganzen Welt in Essen erwartet.

Ausblick

„Das erfolgreiche Geschäftsjahr 2002, die Stellung der Bank an den nationalen und internationalen Kapitalmärkten, ihre Stärke im Geschäft mit der öffentlichen Hand und in der Immobilienfinanzierung und ihre hervorragende Kostenstruktur bilden die Basis für ein erfolgreiches Geschäftsjahr 2003, an dessen Ende ein Return on Equity nach Steuern von über 14% stehen sollte“, erklärt Schulte-Kemper.

Die Prognose zur konjunkturellen Entwicklung fällt freilich pessimistischer aus. „Der Vorstand der Essen Hyp geht von weiteren Zinssenkungsschritten durch die EZB aus, ohne dass sich dadurch mittelfristig eine spürbare konjunkturelle Belebung in der Eurozone ergeben wird. Wir sehen für einen längeren Zeitraum ein weiterhin niedriges Zinsgefüge in Europa.“ Mit diesem Ausblick schließt Schulte-Kemper seinen vorläufigen Bericht zum Geschäftsjahr 2002.